O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: egonzalez@olshanlaw.com

DIRECT DIAL: 212.451.2206

February 21, 2018

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GAMCO Investors, Inc. (“GAMCO”)
Amendment No. 1 to Registration Statement on Form S-4
Filed February 1, 2018
File No. 333-222146

Associated Capital Group, Inc. (“Associated Capital”)
Schedule TO
Filed February 1, 2018
File No. 005-89200

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter dated February 15, 2018 from the Staff (the “Comment Letter”) with regard to the above-referenced matters. We have reviewed the Comment Letter with GAMCO and Associated Capital and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of Amendment No. 2 to Form S-4 filed on the date hereof by GAMCO (the “Form S-4”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-4. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Registration Statement on Form S-4

Prospectus Cover Page

1.	We note that you have revised the cover page to remove the “red herring” legend. Please note that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include an appropriately tailored Regulation S-K, Item 501(b)(10) legend. Please refer to our publicly-available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early in reliance upon Rule 162.

February 21, 2018

GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See the cover page of the prospectus/offer to exchange.

Material U.S. Federal Income Tax Consequences, page 7

2.	We note your revised disclosures in response to prior comment 3 and reissue the comment pursuant to Regulation M-A Item 1004(a)(xii). Based on your revised disclosures, it appears that counsel is uncertain as to whether the exchange transaction will be a sale, exchange or a distribution for purposes of federal taxation. Accordingly, please revise the Summary Term Sheet to highlight this uncertainty in the tax treatment.

GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 7 of the prospectus/offer to exchange.

Associated Capital’s Reasons for the Offer, page 19

3.	We refer to prior comment 8. Please tell us why you have revised the prospectus to remove the disclosure concerning the first reason presented for conducting the exchange offer. Please tell us, and revise as appropriate to explain, whether Associated Capital has a goal to create a more focused company, independent from GAMCO, and, if so, how the exchange offer would further this goal.

The first reason presented for conducting the exchange offer that was included in the initial filing of the Form S-4 was deleted in Amendment No. 1 to the Form S-4 because GAMCO determined, in hindsight, that it was no longer a relevant reason for the exchange offer.

Schedule TO

4.	Please refer to General Instruction C to Schedule TO. Revise to provide the information required by the final sentence of this instruction or advise.

Associated Capital acknowledges the Staff’s comment. Associated Capital respectfully advises the Staff that the information required by General Instruction C to Schedule TO already appears in the prospectus/offer to exchange, which is incorporated by reference into the Schedule TO. See the following sections of the Form S-4 entitled “Special Factors — Background of the Offer” on page 21, “Special Factors — Interests of Certain Persons” on page 22, “Special Factors — Certain Relationships And Other Related Party Transactions” on page 25, and “Security Ownership of Certain Beneficial Owners and Management of Associated Capital” on page 46. In addition, Annex A and Annex B have been added to the prospectus/offer to exchange in accordance with the Staff’s comment.

5.	We note that the prospectus in the Form S-4 filed by GAMCO Investors does not include the information contained in Exhibits A and B of the Schedule TO filed by Associated Capital. Accordingly, please revise the prospectus to include this Schedule TO, Item 8 information or advise.

February 21, 2018

GAMCO has revised the disclosure in the prospectus/offer to exchange in response to the Staff’s comment. See page 45 and Annexes A and B of the prospectus/offer to exchange.

*  * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. We believe GAMCO and Associated Capital have addressed the Staff’s comments. Please advise if GAMCO can request acceleration of effectiveness of the Registration Statement.

Sincerely,

/s/ Elizabeth R. Gonzalez-Sussman

Elizabeth R. Gonzalez-Sussman

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM